May 16, 2018

TSX: SAM

STARCORE ANNOUNCES

4th Quarter Production Results

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or the “Company”) announces production results for the fourth quarter of fiscal 2018, ended April 30, 2018, at its San Martin Mine (“San Martin”) in Queretaro, Mexico and the Altiplano Gold Silver Processing Facility (“Altiplano”) in Matehuala, Mexico.

During Q4 at San Martin, the Company reported that a total of 71,868 tonnes was milled at an average grade of 1.69 g/t gold and 40.64 g/t silver resulting in the production of 4,140 gold equivalent ounces. Mill recoveries averaged 88.4% for gold and 57.4% for silver. Equivalent gold ounce calculation is based on the average gold:silver ratio of 80.2:1 during the quarter.

During Q4 the Altiplano Facility received approximately 373 tonnes of concentrate containing approximately 805 ounces of gold and 26,813 ounces of silver. During the quarter ended April 30, 2018, Altiplano sold 232 ounces of gold and 16,933 ounces of silver.

“The operational management team has sunk its teeth into productivity and efficiency. The results display a significant improvement in production, recovery, and grades,” said Robert Eadie, President of the Company. “Our focus remains on improving productivity through development and exploration at the San Martin mine, as well as creating relationships with new concentrate providers at Altiplano so that we can build sustainable value for our shareholders and our future endeavors.”

Salvador Garcia, B. Eng., a director of the Company and Chief Operating Officer, is the Company’s qualified person on the project as required under NI 43-101and has prepared the technical information contained in this press release.

About Starcore

Starcore is engaged in exploring, extracting and processing gold and silver through its wholly-owned subsidiary, Compañia Minera Peña de Bernal, S.A. de C.V., which owns the San Martin mine in Queretaro, Mexico. Through its wholly-owned subsidiary, Altiplano Goldsilver S.A. de C.V, Starcore also owns and operates the Altiplano concentrate processing facility for precious metals in Matehuala, Mexico. Starcore is a public reporting issuer on the Toronto Stock Exchange. Starcore is also engaged in owning, acquiring, exploiting, exploring and evaluating mineral properties, and either joint venturing or developing these properties further. Starcore has interests in properties located in Mexico, Canada and the United States. For more information concerning Starcore, see documents filed under its profile on SEDAR, or visit its website at www.starcore.com.

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ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

ROBERT EADIE:
Telephone: (416) 640-1936

EVAN EADIE
Investor Relations
Telephone: (416) 640-1936
Toll Free: 1-866-602-4935

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.